United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.)

Press Release Vale informs decrease of relevant shareholding ownership Rio de Janeiro, January 13, 2022 - Vale S.A (“Vale”) informs that on January 13th, it received a notice from Bradespar S.A. (“Bradespar”) stating as follows: “BRADESPAR S.A., public company located on Avenida Paulista, n 1.450 – 9th floor and registered under CNPJ n 03.847.461/0001-92 (“Bradespar” or “Company”), formalizes that, due to the capital reduction, approved in Extraordinary General Meeting held on 10.15.2021 (“Capital Reduction”), as widely disclosed to the market by the Company through the Material Fact of 09.14.2021, of the Notices to Shareholders of 11.11.2021 and 12.17.2021 and other related documents, it returned to its shareholders 130,654,877 common shares issued by Vale SA (“Vale”) that were previously owned by it. In this sense, after the conclusion of the Capital Reduction, the total Vale’s shares held by Bradespar decreased from 293,907,266 shares (equivalent to 6.01% of Vale's share capital) to 163,252,389 shares (equivalent to 3.34% of Vale's share capital). The aforementioned transaction was not intended to cause any change in the composition of control or in the administrative structure of Vale. Bradespar is not a signatory to any contracts or agreements that regulate the exercise of voting rights or the purchase and sale of securities issued by Vale.” Vale informs that it will proceed with the updating of its Reference Form, to reflect the aforementioned change, pursuant to CVM Instruction no. 480/09, as amended. Gustavo Pimenta Executive Officer of Investor Relations Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from- home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement. For further information, please contact: Vale.RI@vale.com Ivan Fadel: ivan.fadel@vale.com Andre Werner: andre.werner@vale.com Mariana Rocha: mariana.rocha@vale.com Samir Bassil: samir.bassil@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: January 13, 2022		Head of Investor Relations